Mail Room 4561
								January 31, 2006

Michael T. Williams, Esq.
Williams Law Group, P.A.
2503 West Gardner Court
Tampa, FL 33611

Re:	Stock Market Solutions, Inc.
  	Revised Preliminary Schedule 14A
      Filed on January 11, 2006
      File No. 0-49743

Dear Mr. Williams:

      We have reviewed your proxy statement and have the following comments.

General
1. Please update the financial statements in accordance with Item
310(g) of Regulation S-B.

Summary Term Sheet, page 4
2. We note your changes to the summary term sheet. Our prior comment no. 2 advised you to expand the summary term sheet to include additional information such as provided in our examples. It appears, however, that you deleted the information concerning the consequences of the merger which you had initially included. The information deleted relate to material issues such as the change of control, the percentage of shares to be held by the TXP shareholders, the change in management, the reference to the new majority shareholder, the name change and the amount of shares to be held by the existing shareholders of SMS. To the extent that these items are not highlighted in the revised summary term sheet, you should revise to include a comprehensive summary term sheet to briefly address all of these material issues.

Reverse Stock Split, page 12
3. Please see prior comment 5. We note your response that the table was revised; however, it appears that the duplicative information regarding the total current issue and outstanding shares of SMS was not corrected.
4. Please see prior comment 12. We note your statement on page 13 that "[a]fter the merger, the combined company expects to increase its authorized shares of common stock." To the extent the amount of the increase in authorized shares is known at any time prior to filing in definitive form, that amount should be disclosed in the proxy statement.
5. Please see prior comment 14. We did not find the amended disclosure you referenced in your response regarding the current status of Cornell Capital`s ownership of TXP common stock. Please advise.

Risk factors for the combined company after the merger, page 31

TXP may not have access to the Standby Equity Distribution
Agreement,
page 33
6. We note the risk factor you have added in response to prior comments nos. 15 and 16. Please revise the subheading to state more specifically what the consequences to the company of not having access, or timely access, to the SEDA are. To the extent you are relying on the $15 million SEDA arrangement to meet your short term obligations, this should be discussed in clear terms both here and in the liquidity discussion. That is, if you are unable to meet your 12-month obligations without access to the SEDA financing, the disclosure should be revised to give prominent disclosure to this fact.
7. Please see prior comment 22. Of the $231,200 in SMS liabilities at December 31, 2005, please specify how much of that amount is comprised of unpaid compensation due to Mr. Smitten. Further, please clarify your reference to the fair value of the option liability estimated at $245,000. How does this impact your ability to meet the liability conditions?

Management`s Discussion and Analysis, page 39

Liquidity and Capital Resources, page 51
8. You state that management believes that "the financing arrangements in place are sufficient to satisfy TXP`s cash requirements for the next twelve months." Does this statement take into consideration our position vis-a-vis your inability to register the both the SEDA and the convertible debentures? Please revise the disclosure to specifically discuss the impact of the possible unavailability of the SEDA on your ability to meet your financial obligations for the next twelve months. To the extent you are unable to meet those requirements, specify the number of months your available resources will permit you to meet those obligations.

Texas Prototypes, Inc. Financial Statements for the years ended
December 31, 2004 and 2003
Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page A-7
9. We note your response to prior comment No. 4.   The revised
revenue recognition policy for material supply management services indicates that revenue is recognized when the products have been received and inventoried. As previously requested, tell us how you considered the guidance in SAB Topic 13(3)(a). Your response should address each of the criteria set forth in order to recognize revenue when delivery has not occurred.

      You may contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian, Branch Chief, at 202-551-3488, if you have questions regarding comments on the financial statements and related matters.
Please address all comments to Maryse Mills-Apenteng at 202-551-
3457
or, in her absence, to Anne Nguyen, Special Counsel, at 202-551-
3611.
If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director



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Stock Market Solutions, Inc.
Michael Williams
January 31, 2006
Page 1